NEWS RELEASE January 17, 2007 NR 07-03 www.energymetalscorp.com

ENERGY METALS REPORTS WELLFIELD I DEVELOPMENT PROGRESS AT
PALANGANA ON SCHEDULE

Vancouver, British Columbia, January 16, 2007: Energy Metals Corporation (NYSE Arca: EMU| TSX:EMC) is pleased to announce results of continued development at its 99%-owned South Texas Mining Venture (EMC-STMV). Drilling began on the La Palangana in-situ recovery (ISR) project near Benavides, Texas, on July 11, 2006 and has been continuing with four rigs. Two additional rigs are scheduled to begin drilling at La Palangana in February, increasing the project rig count to six. EMC’s current objectives at La Palangana are: (1) Delineation drilling of the expanding Wellfield I orebody and installation of monitor wells; (2) Confirmation drilling of historic inferred resources; (3) Wide-spaced drilling of unexplored portions of the 6900-acre La Palangana property; and (4) Coring, hydrologic testing and baseline water quality sampling for development of Wellfield I design and permitting. La Palangana contains a 43-101 compliant inferred resource of 5.7 million pounds eU3O8 (Standard Uranium Inc. news release, January 26, 2006)

Wellfield I
Geologic interpretation and roll front mapping of the Wellfield I area is in progress as delineation drilling continues to expand the trend. The Wellfield I area was developed by drilling in 2006 that initially offset two isolated mineralized areas in the southwest part of the property partially explored by Union Carbide Corp. in the 1970’s. Since the initial offsets, the trend has been expanded to more than 3,000 feet in length. This mineralization is in addition to the 5.7 -million-pound inferred resource announced by Standard Uranium.

Coring is continuing to check disequilibrium conditions, provide lithologic and stratigraphic unit continuity data and material for sieve analysis. Most of the uranium at La Palangana is out of equilibrium in favor of chemical assays over downhole gamma interpretations. This necessitates close monitoring to assure orebody limits are properly defined. Sieve analysis of initial coring is complete and this data is being used to design a gravel-pack sand medium and screen slot size for production and monitor well completions. A pumping test was completed using baseline water quality wells and initial results confirm the expected high permeability values for the deposit. Final assay data and technical reports on these subjects are expected within the next three weeks.

Monitor well installation in wellfield I is scheduled to begin in February. Production startup remains on target for the first quarter of 2008.

Confirmation Drilling
Geologic review, mapping and drilling of areas to the west and northwest of the former Union Carbide wellfield is in progress to confirm historic resources and prepare for future wellfield development. Much of this area was previously drilled on 100-foot centers, and current drilling is designed to further define orebody limits and confirm grade and thickness.

Wide-Spaced Drilling
A 1,600-foot grid drilling program is testing deeper zones on the west, northwest and southeast flanks of the La Palangana Dome. The target sand in theses areas is stratigraphically deeper than the mineralized sands on top of the dome, but stratigraphically equivalent to the mineralized sand currently being developed in Wellfield 1. Drilling in the southeast has confirmed the general trend and continuity of the deeper mineralization being developed in Wellfield I. In the northwest part of the property, a reduction/oxidation boundary has been isolated and will be followed up with closer-spaced drilling.

2006 Drilling
Since the last La Palangana drilling report dated October 27, 2006 that summarized drilling through September 30, 2006, the Company has completed 248 holes: 54 were classified as ore (GT=>0.50), 38 as strong (GT=>0.30) and the remainder were weakly mineralized or barren (GT<0.30) . Much of this drilling was dedicated to the wide-spaced program or orebody-edge control. The average GT of 263 ore intercepts (GT=>0.50) recorded in the 248 holes was 1.048 with 26 exhibiting a GT greater than 1.0. Average thickness was 8.7 feet. The highest GT of 2.600 was associated with an intercept of 8.0 feet grading 0.325% eU3O8 (commonly written as 8.0’/0.325% eU3O8). Some of the additional better intercepts recorded included: 13’/0.127% eU3O8, 11.5’/0.220% eU3O8, 11’/0.121%, and 17.5/0.033% . See below for definition of GT.

During 2006, there were 344 holes drilled by the Company on the La Palangana project totaling 172,809 feet. Of the total holes, 89 were classified as ore (GT=>0.50), 23 as strong (GT=> 0.30) and 26 as weak (GT=>0.10) .

Definition of GT: GT is an abbreviation for eU3O8 grade multiplied by gamma anomaly thickness as determined from downhole radiometric probing. It is a commonly used measure of mineralization in the uranium industry. Coupled with a minimum grade cutoff, commonly 0.02% eU3O8, and minimum GT for various categories of mineralization, it clearly defines a company’s position as to what constitutes ore-bearing material for a particular property. It can also be applied to chemical assay data.

Energy Metals Corporation
Frank Ludeman, CPG, (American Institute of Professional Geologists, CPG-01759) a qualified person as defined by National Instrument 43-101, has prepared this news release and is responsible for its content.

Energy Metals Corporation is a NYSE Arca and TSX listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation

Paul Matysek, CEO and President: (604) 684-9007
Bill Sheriff, Chairman: (972)333-2214 or (778) 855-7230

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.comand with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2007 by Energy Metals Corporation. All rights reserved.

For more information, send questions and comments to info@energymetalscorp.com.